UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING.

SEC File Number: 0-9800
CUSIP Number:  552350209


(Check One):

[ ] Form 10-K and Form 10-KSB     [ ] Form 20-F   [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For period ended:      October 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Full name of registrant:          Lyric International, Inc.

Former name if applicable:        Lyric Energy, Inc.

Address of Principal Executive Office (Street and Number)

     16775 Addison Road, Suite 300
     Dallas, TX 75248

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The registrant's accountants and outside auditors have had insufficient time to address all accounting issues involved with the registrant's recent acquisition of interests in other companies.


PART IV - OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

     Andrew J. Creighton, Esq.
     Cohen Brame & Smith Professional Corporation
     (303) 837-8800


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).             [X] Yes   [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?               [ X ] Yes   [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant anticipates that it will reflect the following information in the subject report for the three months ended October 31, 1998: revenues from oil and gas operations of approximately $42,000, lease operating expenses of approximately $27,000 and general and administrative expenses of approximately $65,000, which includes salaries for personnel of the registrant. The registrant reported only general and administrative expenses of $12,089 during the same period during 1997.


                              Lyric International, Inc.

               (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 1998             By: /s/ Michael G. Maguire
                                      ______________________________
                                        Michael G. Maguire, President